Exhibit 99.1

Innoviz Files Universal Shelf Registration on Form F-3

TEL AVIV, Israel, September 29, 2022 -- Innoviz Technologies Ltd. (NASDAQ: INVZ) (the "Company" or "Innoviz"), a leading provider of high-performance LiDAR sensors and perception software, today announced that it has filed a universal shelf registration statement on Form F-3 with the United States Securities and Exchange Commission (the “SEC”). The registration statement, if declared effective by the SEC, will permit the Company to offer and sell up to an aggregate amount of $200 million of common stock, debt securities, warrants and units in one or more offerings.

Innoviz has no immediate intention to conduct an offering of securities registered pursuant to the registration statement. The Company believes it is prudent to file the shelf registration statement as a matter of standard corporate procedure and to streamline any response to future strategic needs. Innoviz is not required to offer or sell securities in the future under the shelf registration statement.

The registration statement has been filed with the SEC but has not yet become effective. The securities covered by the registration may not be sold, nor may offers to buy the securities be accepted prior to the effectiveness of the registration statement. The terms of any such offerings under the registration statement will be established at the time of such offering, will be subject to market conditions, and will be described in detail in a supplement to the prospectus filed with the SEC relating to such offering.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor will there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Innoviz Technologies

Innoviz is a global leader in LiDAR technology, working towards a future with safe autonomous vehicles on the world's roads. Innoviz's LiDAR and perception software "see" better than a human driver and reduce the possibility of error, meeting the automotive industry's strictest expectations for performance and safety. Operating across the U.S., Europe, and Asia, Innoviz has been selected by internationally recognized premium car brands for use in consumer vehicles as well as by other commercial and industrial leaders for a wide range of use cases. For more information, visit innoviz-tech.com

Media Contact
Media@innoviz-tech.com

Investor Contact (US)	Investor Contact (Israel)
Rob Moffatt	Maya Lustig
VP, Corporate Development & IR	Director, Investor Relations
Innoviz Technologies	Innoviz Technologies
+1 (203) 665-8644	+972 54 677 8100
Investors@innoviz-tech.com	Investors@innoviz-tech.com

Forward Looking Statements

This announcement contains certain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties, including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to identify and realize additional opportunities, and potential changes and developments in the highly competitive LiDAR technology and related industries. The foregoing list is not exhaustive. You should carefully consider such risk and the other risks and uncertainties described in Innoviz's annual report on Form 20-F filed with the SEC on March 30, 2022 and other documents filed by Innoviz from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Innoviz gives no assurance that it will achieve its expectations.

SOURCE Innoviz Technologies